Exhibit 99.1

RISE Education Announces First Quarter 2019 Unaudited Financial Results

BEIJING, May 16, 2019 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Highlights for the First Quarter of 2019

•	Total revenues increased by 24.0% year-over-year to RMB335.0 million (US$49.9 million) in the first quarter of 2019.

•	Operating income increased by 26.9% year-over-year to RMB53.0 million (US$7.9 million) in the first quarter of 2019.

•	Non-GAAP operating income increased by 24.3% year-over-year to RMB60.7 million (US$9.0 million) in the first quarter of 2019.

•	Net income attributable to RISE increased by 1.5% year-over-year to RMB36.4 million (US$5.4 million) in the first quarter of 2019.

•	Non-GAAP net income attributable to RISE[1] increased by 2.7% year-over-year to RMB44.0 million (US$6.6 million) in the first quarter of 2019.

•	Adjusted EBITDA[1] increased by 16.8% year-over-year to RMB80.5 million (US$12.0 million) in the first quarter of 2019.

•

Total number of student enrollments[2] in the first quarter of 2019 was 16,522 which includes 887 from online courses, 90 from short-term and SSAT test-prep courses, and 786 from The Edge Learning Centers Limited (“The Edge”). Student enrollments during the quarter were temporarily impacted by an earlier than usual annual price increase in Beijing, which resulted in students registering earlier, than they normally would have done prior to when the price increase took effect during the first quarter of 2019.

•	The total number of the Company’s learning centers increased to 395, consisting of 78 self-owned (including 2 operated by The Edge) and 317 franchised learning centers.

•	Student retention rate at self-owned learning centers increased to 72% in the first quarter of 2019, compared with 71% of the same period of the prior year.

	Three Months Ended March 31,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	270,129	335,026	24.0%
Operating income	41,782	53,040	26.9%
Non-GAAP Operating income	48,808	60,664	24.3%
Net income attributable to RISE	35,821	36,370	1.5%
Non-GAAP net income attributable to RISE	42,847	43,994	2.7%
Net income per ADS attributable to RISE – basic	0.64	0.64	0.0%
Net income per ADS attributable to RISE – diluted	0.62	0.63	1.6%
Non-GAAP net income per ADS attributable to RISE – basic	0.76	0.77	1.3%
Non-GAAP net income per ADS attributable to RISE – diluted	0.74	0.76	2.7%
Adjusted EBITDA	68,904	80,499	16.8%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses and amortization of certain intangible assets, including teaching course license, trademark, student base and franchise agreements, as part of the junior English Language Training (“ELT”) business acquisition by the Company from certain third-party in 2013 (the “2013 acquisition”) from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]

Student enrollment refers to the cumulative total number of courses enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.

“We are pleased to see the robust top and bottom line growth during the quarter,” commented Mr. Yiding Sun, Chief Executive Officer of RISE. “We maintained the pace of our planned capacity expansion which is key to driving long-term sustainable growth, by opening 2 self-owned learning centers and 13 franchised centers during the quarter. We will continue to support organic revenue growth throughout the remainder of the year while taking advantage of market opportunities to diversify and accelerate growth momentum. Our goal for 2019 is to leverage our investments in content development, teacher training, and technology to improve our product offerings and enhance business operations. We believe these investments will allow us to further improve the educational experience for both students and parents. I strongly believe that this laser-like focus on growing the business sustainably over the long-term will help us consolidate our leading position in the market.”

Ms. Jiandong Lu, Chief Operating Officer and Chief Financial Officer of RISE, stated, “Our student retention rate during the quarter increased to 72%, demonstrating just how effective we have been at enhancing the quality of our education products and building upon the trust and loyalty parents have in us. We continue to invest in selling and marketing in a controlled and targeted manner to attract new students and strengthen word-of-mouth referrals. Learning centers opened during prior quarters are performing well and are on track to generate higher utilization rates as they ramp up capacity, mature, and contribute to revenue more meaningfully. We are in negotiations with a number of franchise partners to acquire their learning centers which are progressing well. I am confident that we have the right strategy in place to drive organic revenue growth by mid-twenty percentage for the year while generating healthy profit.”

Financial Results for the First Quarter of 2019

Revenues

Total revenues for the first quarter of 2019 increased by RMB64.9 million, or 24.0%, to RMB335.0 million (US$49.9 million) from RMB270.1 million for the same period of the prior year. The increase was primarily attributable to an increase in revenues from educational programs.

•

Revenues from educational programs for the first quarter of 2019 increased by 23.7% to RMB286.6 million (US$42.7 million) from RMB231.7 million for the same period of the prior year. Starting during the first quarter of 2019, revenues from educational programs include revenues generated by The Edge. Revenues from educational programs in previous quarters have been adjusted for consistency and comparable comparisons. The increase in revenues from educational programs was primarily due to (i) a significant increase in the number of student enrollments for the Company’s regular courses operated by self-owned learning centers and (ii) a high and stable student retention rate of 72% during the quarter. The number of our self-owned learning centers also increased to 78 as of March 31, 2019 from 64 as of March 31, 2018. The Company added 183 classrooms as of March 31, 2019 when compared with March 31, 2018.

•

Franchise revenues for the first quarter of 2019 increased by 35.3% to RMB38.2 million (US$5.7 million) from RMB28.2 million for the same period of the prior year, primarily due to an increase in one-time franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 220 as of March 31, 2018 to 317 as of March 31, 2019.

•	Other revenues for the first quarter of 2019 increased by 0.9% to RMB10.3 million (US$1.5 million) compared to RMB10.2 million for the same period of the prior year.

Cost of Revenues

Cost of revenues for the first quarter of 2019 increased by RMB28.9 million, or 23.1%, to RMB154.4 million (US$23.0 million) from RMB125.5 million during the same period last year. The increase was primarily due to an increase in rental costs associated with the Company’s expanding operations and personnel costs associated with an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues3 for the first quarter of 2019 increased by 23.6% to RMB150.5 million (US$22.4 million).

[3]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Gross Profit

Gross profit for the first quarter of 2019 increased by RMB36.0 million, or 24.9%, to RMB180.6 million (US$26.9 million) from RMB144.7 million for the same period of the prior year. Gross margin increased to 53.9% during the first quarter of 2019 from 53.6% during the same period of last year.

Operating Expenses

Total operating expenses for the first quarter of 2019 increased by RMB24.7 million, or 24.0%, to RMB127.6 million (US$19.0 million) from RMB102.9 million for the same period of the prior year. Non-GAAP operating expenses for the first quarter of 2019 were RMB123.9 million (US$18.5 million).

•

Selling and marketing expenses increased by 35.3% year-over-year to RMB65.7 million (US$9.8 million) during the first quarter of 2019 from RMB48.5 million during the same period last year. The increase was primarily due to an increase in marketing channel expenses and personnel costs associated with the Company’s expanding network of self-owned learning centers and growth in student enrollments. Non-GAAP selling and marketing expenses during the first quarter of 2019 increased by 37.3% year-over-year to RMB64.8 million (US$9.7 million).

•

General and administrative expenses increased by 13.9% year-over-year to RMB61.9 million (US$9.2 million) during the first quarter of 2019 from RMB54.4 million for the same period of the prior year. The increase was mainly attributable to an increase in personnel costs and office expenses associated with the Company’s expanding business. Non-GAAP general and administrative expenses for the first quarter of 2019 increased by 12.8% year-over-year to RMB59.1 million (US$8.8 million).

Operating Income and Operating Margin

Operating income for the first quarter of 2019 was RMB53.0 million (US$7.9 million). Non-GAAP operating income for the first quarter of 2019 increased by 24.3% year-over-year to RMB60.7 million (US$9.0 million).

Operating margin for the first quarter of 2019 was 15.8%, compared with 15.5% during the same period of the prior year. Non-GAAP operating margin stayed the same at 18.1% compared with the same period last year.

Interest Expense

Interest expense for the first quarter of 2019 was RMB9.0 million (US$1.3 million) compared to RMB8.2 million during the same period of the prior year. The increase in interest expense was primarily attributable to higher interest rate.

Other Income

Other income for the first quarter of 2019 was RMB7.9 million (US$1.2 million), compared with RMB10.9 million during the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the first quarter of 2019 increased by 1.5% to RMB36.4 million (US$5.4 million) from RMB35.8 million during the same period of the prior year. Net margin attributable to RISE for the first quarter of 2019 was 10.9%. Non-GAAP net income attributable to RISE for the first quarter of 2019 increased by 2.7% year-over-year to RMB44.0 million (US$6.6 million) from RMB42.8 million for the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation, and amortization. EBITDA for the first quarter of 2019 was RMB77.1 million (US$11.5 million). Adjusted EBITDA for the first quarter of 2019 increased by RMB11.6 million, or 16.8%, to RMB80.5 million (US$12.0 million) from RMB68.9 million for the same period of the prior year. Adjusted EBITDA margin was 24.0% for the first quarter of 2019, compared to 25.5% for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.64 (US$0.10) and RMB0.63 (US$0.09), respectively, for the first quarter of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.77 (US$0.12) and RMB0.76 (US$0.11), respectively, for the first quarter of 2019.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the first quarter of 2019 was RMB5.0 million (US$0.7 million) compared to RMB198.4 million during the same period of the prior year. The decrease was mainly attributable to (i) the annual increase in course prices for Beijing which took place in January this year rather than in April as in previous years, which resulted in students’ early payment of tuition fees during the fourth quarter of 2018 before the price increase took effect; and (ii) the collection of tuition fee payments in three-month installments rather than in full to comply with new government policies.

Balance Sheet

As of March 31, 2019, the Company had cash and cash equivalents and restricted cash of RMB1,293.1 million (US$192.7 million) compared to RMB1,316.8 million as of December 31, 2018.

Current and non-current deferred revenue and customer advances were RMB995.6 million (US$148.4 million) as of March 31, 2019, representing a decrease of 4.2% from RMB1,038.8 million as of December 31, 2018. The decrease was primarily due to the change of tuition fees collection schedule for K-12 tutoring courses.

Business Outlook

For the second quarter of 2019, the Company expects its total revenues to be in the range of RMB369 million to RMB375 million, representing a year-over-year growth of approximately 23% to 25%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on Thursday, May 16, 2019 at 9:00 p.m. U.S. Eastern Time (Friday, May 17, 2019 at 9:00 a.m. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	# 4594879

The replay will be accessible through May 23, 2019 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	# 4594879

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	March 31	March 31
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,288,080	1,264,764	188,456
Restricted cash	28,705	28,340	4,223
Accounts receivable, net	2,438	2,716	404
Amounts due from a related party	190	186	28
Inventories	11,320	8,164	1,216
Prepaid expenses and other current assets	57,984	49,675	7,402

Total current assets	1,388,717	1,353,845	201,729

Property and equipment, net	128,412	131,987	19,667
Intangible assets, net	198,057	189,716	28,269
Goodwill	491,969	485,032	72,272
Deferred tax assets	6,713	21,842	3,255
Other non-current assets	654,963	640,725	95,470

Total assets	2,868,831	2,823,147	420,662

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	82,506	80,534	12,000
Accounts payable	8,426	8,359	1,245
Accrued expenses and other current liabilities	305,655	308,433	45,958
Deferred revenue and customer advances	1,002,796	962,806	143,463
Income taxes payable	25,262	20,049	2,987

Total current liabilities	1,424,645	1,380,181	205,653

Long-term loan	502,356	492,268	73,351
Deferred revenue and customer advances	36,037	32,790	4,886
Deferred tax liabilities	14,541	16,384	2,441
Other non-current liabilities	450,418	431,135	64,241

Total liabilities	2,427,997	2,352,758	350,572

Shareholders’ equity:
Ordinary shares	7,074	7,009	1,044
Additional paid-in capital	600,011	574,565	85,613
Treasury shares, at cost	(23,460)	(4,059)	(605)
Statutory reserves	78,345	78,345	11,674
Accumulated deficit	(248,674)	(212,304)	(31,634)
Accumulated other comprehensive income	42,459	41,947	6,250

Total Rise Education Cayman Ltd shareholders’ equity	455,755	485,503	72,342

Non-controlling interests	(14,921)	(15,114)	(2,252)

Total equity	440,834	470,389	70,090

Total liabilities, non-controlling interests and shareholders’ equity	2,868,831	2,823,147	420,662

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Revenues	270,129	335,026	49,920
Educational programs	231,730	286,576	42,700
Franchise revenues	28,220	38,177	5,689
Others	10,179	10,273	1,531
Cost of revenues	(125,467)	(154,401)	(23,006)

Gross profit	144,662	180,625	26,914
Selling and marketing expenses	(48,522)	(65,661)	(9,784)
General and administrative expenses	(54,358)	(61,924)	(9,227)

Operating income	41,782	53,040	7,903
Interest income	4,206	2,574	384
Interest expense	(8,205)	(8,953)	(1,334)
Foreign currency exchange gain	28	50	7
Other income, net	10,908	7,927	1,181

Income before income tax expense	48,719	54,638	8,141
Income tax expense	(13,993)	(18,706)	(2,787)

Net income	34,726	35,932	5,354

Add: net loss attributable to non-controlling interests	1,095	438	65

Net income attributable to RISE Education Cayman Ltd	35,821	36,370	5,419

Net income per ordinary share:
Basic	0.32	0.32	0.05
Diluted	0.31	0.32	0.05

Net income per ADS:
Basic	0.64	0.64	0.10
Diluted	0.62	0.63	0.09

Shares used in net income per ordinary share computation:
Basic	112,414,410	113,615,686	113,615,686
Diluted	115,919,564	115,056,569	115,056,569

ADSs used in net income per ADS computation: (Note 1)
Basic	56,207,205	56,807,843	56,807,843
Diluted	57,959,782	57,528,284	57,528,284

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share and per ADS data)

	Three Months Ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	34,726	35,932	5,354
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	226	(512)	(76)

Other comprehensive (loss)/income	226	(512)	(76)

Comprehensive income	34,952	35,420	5,278

Add: comprehensive loss attributable to non-controlling interests	1,095	438	65

Comprehensive income attributable to RISE Education Cayman Ltd	36,047	35,858	5,343

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	34,726	35,932	5,354
Share-based compensation (“SBC”)	3,032	3,383	504
IA amortization arising from Bain acquisition	3,994	4,241	632

Non-GAAP net income	41,752	43,556	6,490

Add: net loss attributable to non-controlling interests	1,095	438	65

Non-GAAP net income attributable to RISE Education Cayman Ltd	42,847	43,994	6,555

Net income	34,726	35,932	5,354
Add: Depreciation	7,877	10,754	1,602
Add: Amortization	5,277	5,345	796
Add: Interest expense	8,205	8,953	1,334
Add: Income tax expense	13,993	18,706	2,787
Less: Interest income	4,206	2,574	384

EBITDA	65,872	77,116	11,489

SBC	3,032	3,383	504

Adjusted EBITDA	68,904	80,499	11,993

Cost of revenues	125,467	154,401	23,006
Personnel costs	49,494	64,035	9,542
Rental costs	40,931	51,891	7,732
Others	35,042	38,475	5,733
Less: SBC	450	450	67
Less: IA amortization arising from Bain acquisition	3,256	3,457	515

Non-GAAP cost of revenues	121,761	150,494	22,424

Non-GAAP gross profit	148,368	184,532	27,496
Selling and marketing expenses	48,522	65,661	9,784
Less: SBC	614	102	15
Less: IA amortization arising from Bain acquisition	738	784	117

Non-GAAP selling and marketing expenses	47,170	64,775	9,652

General and administrative expenses	54,358	61,924	9,227
Less: SBC	1,968	2,831	422

Non-GAAP general and administrative expenses	52,390	59,093	8,805

Operating expense	102,880	127,585	19,011
Less: SBC	2,582	2,933	437
Less: IA amortization arising from Bain acquisition	738	784	117

Non-GAAP operating expense	99,560	123,868	18,457

Operating income	41,782	53,040	7,903
SBC	3,032	3,383	504
IA amortization arising from Bain acquisition	3,994	4,241	632

Non-GAAP operating income	48,808	60,664	9,039

Non-GAAP net income per ADS attributable to RISE-basic	0.76	0.77	0.12
Non-GAAP net income per ADS attributable to RISE-diluted	0.74	0.76	0.11
ADSs used in calculating net income per ADS-basic	56,207,205	56,807,843	56,807,843
ADSs used in calculating net income per ADS-diluted	57,959,782	57,528,284	57,528,284